

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 14, 2009

Recon Technology, Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

> **Re:** **Recon Technology, Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 22, 2009**
> **File No. 333-152964**

To Whom It May Concern:

We have reviewed your amended filing and your response letter dated April 21, 2009, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

Capitalization, page 26

1.   We have read your response to prior comment 4, indicating that you have provided a complete disclosure of the founders' share escrow on pages F-17 and F-38, although you have not added the pro forma disclosure requested within the Capitalization section for your minimum and maximum offering scenarios, reflecting the provisions of your "Make Good" Escrow Agreement with the Founding Shareholders. We do not see that you have included details of the arrangement on the pages to which you refer (although it appears you have some

disclosure under Subsequent Events on pages F-28 and F-47), and it is unclear why you have not complied with the comment.

We believe it would be meaningful to provide these pro forma measures within the tables under this heading to advise investors about the pro forma change in outstanding shares, including the extent to which shares placed in escrow would be sufficient to achieve the EPS target under your minimum and maximum scenarios.

Financial Statements

General

2.   We understand that you will be updating your interim financial statements when amending your registration statement after May 14, 2009, to comply with Rule 8-08 of Regulation S-X.

3.   We see that you added disclosure on page F-25 including various acronyms for companies that are not consistent with the labeling indicated in Note 1. Please revise disclosures throughout your filing as necessary to ensure that references to companies using acronyms are consistent.

Note 1 – Organization and Basis of Presentation, page F-9

4.   Please expand your disclosure in the third paragraph under this heading and the corresponding disclosure in your interim financial statements to identify the specific agreements and dates of those agreements that establish Recon-JN as the primary beneficiary of BHD, Nanjing Recon and ENI. Also disclose the relevant provisions in those agreements that secure your rights and clarify your obligations. Please include details sufficient to understand how those agreements function as you suggest; and indicate whether there are actual services to be conveyed under the agreement which equate in value with 90% of the profits generated at the Domestic Companies. If so, please explain how those services are critical to the operations where they had not previously been necessary in conducting those operations.

5.   We note your response to prior comment 11, indicating that you believe the equity holders would absorb the majority of expected losses of the Domestic Companies, but since these are individuals, not an "entity" as defined in paragraph 3 of FIN 46(R), you consolidate without regard to expected losses. Please tell us whether we have properly understood your position. Please also submit the analysis that you performed in calculating expected losses and attributing these to the shareholders.

6.   We have read the disclosures you added in response to prior comment 11, related to the determination of minority interests of your variable interest entities, and understand that for BHD, ENI, and Nanjing Recon (the "Domestic Companies"), you allocate losses to minority interests based on the percentage of equity interests not owned by Mr. Yin Shenping, Mr. Chen Guangqiang, and Mr. Li Hongqi (the "Principal Shareholders"), while you allocate profits to minority interests equaling the residual after deducting 90% of the profits, to be earned under the *control agreement*, and deducting the proportion of the remaining 10% that is owned by the Principal Shareholders.

Please explain how your accounting policy of allocating VIE profits and losses of the Domestic Companies to minority interests is consistent with your contractual relationships with these entities and with consolidation accounting prescribed by paragraphs 22 of FIN 46(R) and paragraphs 28 through 31 of ARB 51. It should be clear how your method results in an accurate accounting for your beneficial interests (i.e. rights to receive returns and obligations to absorb losses) in the Domestic Companies.

7.   We note your response to the first point of prior comment 12, regarding your determination that BHD and Nanjing Recon were the primary beneficiaries of Adar Petroleum, Henga Haitian and Yabei Nuoda. You state that BHD and Nanjing Recon were the primary beneficiaries of the three entities because they "…were designed to sell the products of BHD or Nanjing Recon and were controlled by BHD or Nanjing Recon's shareholders through equity ownership." However, it remains unclear how you determined that your relationship with the shareholders and your sales to these three entities represent variable interests.

Please provide a thorough explanation that identifies the interests you held in these three entities, and tell us how you determined that they were variable interests as defined by paragraph 2 of FIN 46(R). Further, please submit the analysis you performed, following the guidance in paragraphs 5 and 14 of FIN 46(R), in determining that Adar Petroleum, Hengda Haitian and Yabei Nuoda were VIE's, and appropriately consolidated by BHD and Nanjing Recon as the primary beneficiaries of the VIEs.

8.   We see that you added disclosure on pages F-25 and F-46 of amounts the Principal Shareholders received in exchange for their sale of equity interest in Adar Petroleum, Henga Haitian and Yabei Nuoda, in response to the third point of prior comment 12. Given that you identified your subsidiaries as the primary beneficiaries, indicating that through your subsidiaries you had the *right* to receive a majority of the expected returns of these entities, tell us why you were not compensated for relinquishing these rights.

9.   We note your response to the last two points of prior comment 12, regarding your accounting for the deconsolidation of Adar Petroleum, Henga Haitian and Yabei

Nuoda. You indicate that you accounted for the deconsolidation consistent with the accounting that would apply to a majority owned subsidiary. However, we note that you added disclosure indicating you have not recorded gain or loss on deconsolidation, but instead characterized the deconsolidation as a distribution to the Principal Shareholders, decreasing common stock and APIC.

You also explain that you are retroactively restating prior share activity in conjunction with these events "…to reflect the issuance of shares as though they had been issued on the dates of the capital contributions and deconsolidations…," although you do not explain why these transactions are impacting your outstanding shares. The transactions you have described appear to relate to the outstanding shares of the VIE's, not yours.

Please provide details sufficient to understand your response and how your accounting is consistent with paragraphs 35 through 37 of ARB 51, if that is your view. We encourage you to contact us by telephone if you require further clarification or guidance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director